FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	News Release dated February 15, 2007 – Kimber Provides Update On Monterde Project

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **February 15, 2007**



Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
    866 824 1100
f: 604 669 8577

w. www.kimberresources.com

KIMBER PROVIDES UPDATE ON MONTERDE PROJECT

February 15, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

In response to the recent changes in share price, Kimber re-emphasizes the solid fundamentals of the Monterde project and the Company and its excellent prospects for the future.

Kimber owns a 100% interest, royalty-free, in the 28,000 hectare Monterde property located in the prolific Sierra Madre Gold belt, one of the most active new gold and silver mining districts in the world with seven major projects and mines in the belt. Monterde is located approximately 80 kilometres north of Goldcorp's El Sauzal mine and 40 kilometres east of Palmarejo Silver & Gold Corp's Palmarejo project. Kimber is also well funded, with over C$8 million in the treasury and has no debt.

Since acquiring Monterde in 2000, Kimber has invested more than C$25 million (as of December 31, 2006) in exploring for and developing mineral resources on the property. This includes expenditures on drilling, assays, engineering, permitting, environmental studies, infrastructure improvements and community relations programs. This work includes more than 130 core holes (30,000 metres) and over 600 reverse circulation holes (126,000 metres) testing the Carmen, Carotare and Veta Minitas deposits and the El Orito Norte exploration target. The large majority of the drilling is on Carmen, once an old underground mine in the 1930's and the most advanced of the deposits.

Having completed a massive amount of drilling (over 730 drill holes at Monterde), Kimber's technical team is now working with independent consultants to compile and assess this extensive drill database and the metallurgical test results received from the Carmen deposit. Such an assessment of the drilling is appropriate and necessary given the very rapid pace of drilling over the past year. The Carmen deposit (as outlined in the June 2006 block model resource estimate) contains a Measured resource of 21.2 million tonnes containing 589,000 oz of gold and 30 million oz of silver and an Indicated resource of 8.7 million tonnes containing 218,000 oz of gold and 6.5 million oz of silver. The other deposits, Carotare and Veta Minitas are also being incorporated into current studies as are the more than 100 hundred holes drilled at Carmen and elsewhere since the last resource estimates.

While Kimber's technical team is assessing the extensive drill database from the Carmen deposit, our exploration team is resuming the search for additional deposits on the remaining 95% of the Monterde property not yet explored. Given Monterde's strategic location in the centre of the prolific Sierra Madre gold belt, management



believes the remainder of the property warrants a sustained exploration focus. One reverse circulation drill currently operates on the property. The objective of the exploration program is to identify additional targets through mapping, sampling and, as warranted, drilling, to generate additional discoveries and, potentially, resources from new deposits. One such new target "Arimo" has been identified already and is undergoing mapping and sampling. Further follow-up of stream sediment anomalies previously identified as well as extending the survey is planned. In addition, we will be determining the source for the gold reportedly being panned by locals in a nearby creek. The Company believes that from a geologic perspective, the likelihood of generating additional targets beyond the three kilometre area that has been the focus of activity thus far is excellent and this program will be the key focus of field activity for the first half of 2007.

Total mineral resources reported to date at Monterde are approximately 23.6 million tonnes containing 648,000 oz of gold and 33 million oz of silver in Measured, 9.9 million tonnes containing 250,000 oz of gold and 8 million oz of silver in Indicated, and 7.1 million tonnes containing 180,000 oz of gold and 5 million oz of silver in the Inferred category, giving Kimber a market capitalization of US$44 per ounce of gold equivalent in the ground (using 75 oz of silver to 1 oz of gold for equivalence) as of February 14, 2007.

In summary, the Company is focused on assessing and evaluating the potential of the Carmen deposit while, in parallel, conducting regional exploration to identify and define new gold-silver deposits within its highly prospective Monterde property, located in the core of the prolific Sierra Madre gold belt.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com



results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.